Exhibit 99.1

Nano Labs Announces Strategic Partnership with Orbiter Finance to Launch Compliant Stablecoin Cross-Chain Solution NBNB.io

HONG KONG, July 08, 2025 (GLOBE NEWSWIRE) -- Nano Labs Ltd (Nasdaq: NA) (“we,” the “Company” or “Nano Labs”), a leading Web 3.0 infrastructure and product solution provider in China, today announced a strategic partnership with Layer 2 cross-chain bridge protocol Orbiter Finance to jointly develop a compliant stablecoin distribution and exchange service across multiple networks. The service will support various compliant stablecoins, including those pegged to USD, HKD, offshore RMB.

Leveraging Orbiter Finance’s multi-chain support capabilities alongside Nano Labs’ expertise in Web3.0, the new solution aims to provide users with low-cost, compliant cross-chain transfers and mainstream token exchanges. The initial product is expected to launch in Q4 2025, with the tentative domain name NBNB.io.

Built on a secure and efficient cross-chain infrastructure for stablecoins, this collaboration is designed to promote the widespread adoption of compliant stablecoins across both DeFi and traditional finance sectors.

Looking ahead, both parties plan to expand support for additional blockchains and drive adoption in institutional-grade applications.

About Orbiter Finance

Orbiter Finance is a leading Layer 2 cross-chain bridge protocol that has processed over USD 23 billion in transaction volume to date.

About Nano Labs Ltd

Nano Labs Ltd is a leading Web 3.0 infrastructure and product solution provider in China. Nano Labs is committed to the development of high throughput computing (“HTC”) chips and high performance computing (“HPC”) chips. Nano Labs has built a comprehensive flow processing unit (“FPU”) architecture which offers solution that integrates the features of both HTC and HPC. In addition, Nano Labs has actively positioned itself in the digital assets space, adopting BNB as its primary reserve asset. It has accumulated nearly US$160 million in mainstream digital currencies including BNB and BTC, and established an integrated platform covering multiple business verticals, including HTC solutions and HPC solutions*. For more information, please visit the Company’s website at: ir.nano.cn.

*	According to an industry report prepared by Frost & Sullivan.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s plan to appeal the Staff’s determination, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor inquiries, please contact:

Nano Labs Ltd

ir@nano.cn

Ascent Investor Relations LLC

Tina Xiao
Phone: +1-646-932-7242
Email: investors@ascent-ir.com